

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2022

Danilo Vukadinovic
President, Chief Executive Officer, and Director
Welsis Corp.
Bulevar Mihajla Pupina 115
Belgrade, Serbia 11070

> **Re: Welsis Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 3, 2022**
> **File No. 333-261614**

Dear Mr. Vukadinovic:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 7, 2022 letter.

Amendment No. 1 to Form S-1 Filed February 3, 2022

Prospectus Summary
General Information about our Company, page 4

1.   We note your response to prior comment 4 and reissue. Please revise this section to more specifically describe the "psychological support" and "mental health care" you plan to provide and whether there are any "psychological support" and "mental health care" conditions or indications, including major mental disorders, for which your providers will not offer treatment. In this regard, please clarify whether you will provide support for neuropsychiatric disorders, mental illness, suicidal tendencies, drug and other addictions.

2.   We note your response to prior comment 5 and reissue in part. Please describe here, and in your Business section, how you intend to recruit Psychologists.

3.   We note your response to prior comment 6 and reissue in part. Please revise to provide the basis for your statement that "[o]nline psychological consultations are essentially just as effective as traditional "face-to-face" therapy."

4.   We note your response to prior comment 7. Please disclose what additional extensions and improvements are required and when you expect these steps to be completed.

5.   In order to better understand your planned freelance agreements, please disclose the proposed terms of such agreements (length of such agreements (ex: annual or multi-year), renewal terms, pricing terms and termination provisions).

Government and Industry Regulation, page 30

6.   We note your response to prior comment 14. Please also include disclosures regarding general medical practice regulation in Europe and how your company will comply with them.

Management's Discussion and Analysis of Financial Condition or Plan of Operations
Results of Operations, page 38

7.   Please include disclosure of the components that make up your total operating expenses for the period ended December 31, 2021.

Notes to the Unaudited Financial Statements as of December 31, 2021
Note 2- Going Concern, page F-6

8.   Please revise to correctly state your net loss for the year ended December 31, 2021 to correspond to the net loss presented in your financial statements for the year ended December 31, 2021.

You may contact Sasha Parikh at 202-551-3627 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at 202-551-6477 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences